Exhibit 99.3

Management's Responsibility for Financial Reporting and Effectiveness of Internal Control over Financial Reporting

RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements of Central Fund of Canada Limited (the “Company” or “Central Fund”) and all of the information in this Annual Report are the responsibility of the senior executive officers (the “Senior Officers”), and have been approved by the Board of Directors (the “Board”) and its Audit Committee. Any references to the term management in this annual report relate to the Senior Officers.

The financial statements have been prepared by the Senior Officers in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, the Senior Officers have chosen those they deem to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgments. The Senior Officers have determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. The Senior Officers have prepared the financial information presented elsewhere in the Annual Report and have ensured that it is consistent with that in the financial statements.

Central Fund maintains systems of internal accounting and backup of records as well as high quality administrative and regulatory compliance controls for a reasonable cost. Hard copies of transactions and monthly statements are retained in the Company's files. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable, retrievable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board is responsible for ensuring that the Senior Officers fulfil their responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through the Audit Committee.

The Audit Committee appointed by the Board consists solely of non-related and independent directors. In accordance with its charter, the Committee meets at least annually with the Senior Officers and the external auditors to discuss: the independence of the external auditors; the scope of the annual audit; the audit plan; access granted to the Company’s records; co-operation of the Senior Officers in the audit and review function; the need for an internal audit function; the financial reporting process; related internal controls; the quality and adequacy of the Company’s or Administrator’s accounting and financial personnel; and other resources and financial risk management to satisfy itself that each party is properly discharging its responsibilities. The Committee also reviews the Annual Report, the Annual Information Form, the annual and quarterly financial statements, Management’s Discussion and Analysis and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also reviews the external auditors’ remuneration and considers, for review by the Board and approval by the shareholders, the re-appointment and terms of engagement and, in appropriate circumstances, the replacement of the external auditors. It also pre-approves all audit and non-audit services proposed to be provided by the external auditors. The charter of the Committee is set out on Central Fund’s website.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Ernst & Young LLP has full and free access to the Committee. Ernst & Young LLP has audited Central Fund of Canada Limited’s internal control over financial reporting based on criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

RESPONSIBILITY FOR INTERNAL CONTROL OVER FINANCIAL REPORTING

The Senior Officers are responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

The Senior Officers conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Senior Officers concluded that the Company’s system of internal control over financial reporting was effective as at October 31, 2012.

“J.C. Stefan Spicer”
President
December 10, 2012
“Catherine A. Spackman”
Treasurer

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Statements of Net Assets

(expressed in U.S. dollars)

	As at October 31,
	2012	2011
Net assets:
Gold bullion, at market (Note 2)	$2,913,093,648	2,918,177,581
Silver bullion, at market (Note 2)	2,484,401,248	2,635,250,890
Cash and short-term deposits (Note 3)	55,284,208	72,623,606
Interest receivable and other	103,931	133,631
	5,452,883,035	5,626,185,708
Dividends payable (Note 4)	(2,544,327)	(2,544,327)
Accrued liabilities (Note 5)	(3,917,068)	(2,765,500)

Net assets representing shareholders’ equity	$5,446,421,640	5,620,875,881

Represented by:

Capital stock (Note 4)	$2,419,790,136	2,419,602,608
Retained earnings inclusive of unrealized appreciation of holdings	3,026,631,504	3,201,273,273

	$5,446,421,640	5,620,875,881

Net asset value per share (Notes 1(c)(ii) and 8):
Class A shares	$21.40	22.09
Common shares	$18.40	19.09

Exchange rate at year end: U.S. $1.00 = Cdn.	$0.9996	0.9935

Net asset value per share expressed in Canadian dollars
Class A shares	$21.39	21.95
Common shares	$18.40	18.96

See accompanying notes to financial statements.

On behalf of the Board:

“Bruce D. Heagle”	“Philip M. Spicer”
Director	Director

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Statements of Income (Loss) (expressed in U.S. dollars)	Years ended October 31,
	2012	2011	2010
Income (loss):
Interest	$159,806	198,290	99,786
Change in unrealized appreciation of holdings	(155,934,640)	1,387,096,842	955,161,389
Total income (loss)	(155,774,834)	1,387,295,132	955,261,175

Expenses:
Administration fees (Note 5)	9,287,471	9,217,784	5,845,297
Safekeeping, insurance and bank charges	6,071,095	5,815,673	2,833,462
Shareholder information	227,853	216,766	196,621
Directors’ fees and expenses	213,221	167,106	157,557
Auditors’ fees	167,049	129,486	105,228
Stock exchange fees	152,393	152,369	142,004
Legal fees (Note 5)	111,150	118,428	101,829
Registrar and transfer agent fees	92,329	78,756	78,577
Miscellaneous	47	867	(955)
Total expenses	16,322,608	15,897,235	9,459,620
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(172,097,442)	1,371,397,897	945,801,555

Basic and diluted net income (loss) per share (Note 1 (c)(i)):
Class A shares	$(0.68)	5.54	4.20
Common shares	$(0.69)	5.53	4.19

See accompanying notes to financial statements

Statements of Changes in Net Assets

(expressed in U.S. dollars)

	Years ended October 31,
	2012	2011	2010
Net assets at beginning of year	$5,620,875,881	3,906,765,691	2,382,342,138

Add (deduct):
Net income (loss) inclusive of the change in unrealized appreciation of holdings	(172,097,442)	1,371,397,897	945,801,555
Increase in Class A capital (Note 4)	187,528	345,256,620	581,004,825
Dividends on Class A shares	(2,544,327)	(2,544,327)	(2,382,827)

Increase (decrease) in net assets during the year	(174,454,241)	1,714,110,190	1,524,423,553

Net assets at end of year	$5,446,421,640	5,620,875,881	3,906,765,691

See accompanying notes to financial statements.

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Statements of Shareholders’ Equity (expressed in U.S. dollars)	Years ended October 31,
	2012	2011	2010
Capital stock (Note 4):
254,432,713 (2011: 254,432,713; 2010: 238,282,713)
Class A shares issued	$2,419,770,678	2,419,583,150	2,074,326,530
40,000 Common shares issued	19,458	19,458	19,458
	2,419,790,136	2,419,602,608	2,074,345,988

Retained earnings:
Balance at beginning of year	3,201,273,273	1,832,419,703	889,000,975
Net income (loss) inclusive of the change in unrealized appreciation of holdings	(172,097,442)	1,371,397,897	945,801,555
Dividends on Class A shares	(2,544,327)	(2,544,327)	(2,382,827)
Balance at end of year	3,026,631,504	3,201,273,273	1,832,419,703

Shareholders’ equity	$5,446,421,640	5,620,875,881	3,906,765,691

See accompanying notes to financial statements.

Notes to Financial Statements

October 31, 2012, 2011 and 2010

(amounts expressed in U.S. dollars unless otherwise stated)

1.          Summary of significant accounting policies:

Central Fund of Canada Limited (“Central Fund” or the “Company”) was incorporated under the Business Corporations Act, 1961 (Ontario), and was continued under the Business Corporations Act (Alberta) on April 5, 1990. The Company is a specialized, passive holding company with almost all of its assets held in gold and silver bullion.

The Company's accounting policies, which conform with Canadian generally accepted accounting principles (“GAAP”), are summarized below:

(a)	Foreign currency exchange translation:

Canadian dollar cash deposits are translated at the rates of exchange prevailing at year end. Any difference between the year-end exchange rate and the exchange rate at the time such deposits were acquired is recorded in the Statements of Income (Loss) as a foreign currency exchange gain or loss. Expenses incurred in Canadian dollars are translated at the rates of exchange prevailing when the transaction occurs.

(b)	Valuation of gold and silver bullion holdings:

Bullion is valued at market value. Gold bullion is valued at the afternoon London fixing and silver bullion is valued at the daily London fixing. On days when the London bullion market is closed, gold and silver will be valued using the New York spot price on the day of valuation. On days when both the London bullion market and the New York market are closed, gold and silver will be valued using the previous day’s London fixings.

The change in unrealized appreciation (depreciation) of gold and silver bullion holdings represents the change in the difference between the market value and cost of gold and silver bullion holdings and is recorded in the Statements of Income (Loss) in accordance with the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies (“AcG-18”).

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Transactions are accounted for on the trade date. Realized gains and losses and unrealized appreciation and depreciation are calculated on the average cost basis.

(c)	Per share amounts:

(i)	Net income or loss per share:

The calculation of net income or loss per share is based on the weighted average number of Class A and Common shares outstanding during the year. The net income or loss per Common share is reduced by U.S. $0.01 as the Class A shares are entitled to receive a U.S. $0.01 per share preferential non-cumulative annual dividend. The remaining net income or loss for the year is attributed equally to each Class A share and Common share, without preference or distinction.

(ii)	Net asset value per share:

The calculation of net asset value per share is based on the number of Class A and Common shares outstanding at the end of the year and gives effect to the Class A shares' entitlement to U.S. $3.00 per share on liquidation, before any remaining net assets are attributed equally to each Class A share and Common share then outstanding.

(d)	Future accounting policy:

On December 12, 2011, the Accounting Standards Board of Canada decided to further extend the deferral of International Financial Reporting Standards (“IFRS”) adoption for investment companies for an additional year. Investment companies will now be required to mandatorily adopt IFRS for interim and annual financial statements for fiscal periods beginning on or after January 1, 2014.

The Company is reviewing the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures. The assessment plan being implemented by the Company includes a position paper which highlights the material standards that need to be addressed under IFRS and preparation of an opening balance sheet and financial statements that incorporate IFRS accounting standards and policies. The major areas of focus identified by the assessment include: first year implementation decisions; statement of cash flows; classification of redeemable Class A shares; income taxes; increased note disclosure; and accounting for changes in unrealized appreciation of holdings. The assessment is addressing the impact on the Company’s accounting system and internal controls required to report under IFRS beginning on the implementation date. The Company will continue with the assessment and implementation in preparation for its initial filing under IFRS expected for the fiscal year beginning November 1, 2014.

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2.	Gold and silver bullion:

Details of gold and silver bullion holdings are as follows:

October 31:		2012	2011	2010
Gold bullion:
Fine ounces	- 400 oz. bars	1,673,329	1,673,329	1,482,919
	- 100 oz. bars	12,889	12,889	12,889
	- bank certificates	8,427	8,427	8,427

Total fine ounces		1,694,645	1,694,645	1,504,235
Average Cost	- per fine ounce $	799.66	799.66	719.86
Cost		$1,355,145,634	1,355,145,634	1,082,841,134
Market	- per fine ounce $	1,719.00	1,722.00	1,346.75
Market value		$2,913,093,648	2,918,177,581	2,025,827,619
Silver bullion:
Ounces	- 1,000 oz. bars	76,708,551	76,708,551	74,953,551
	- bank certificates	255,551	255,551	255,551
Total ounces		76,964,102	76,964,102	75,209,102
Average Cost	- per ounce $	12.53	12.53	11.94
Cost		$964,091,381	964,091,381	897,877,881
Market	- per ounce $	32.28	34.24	23.96
Market value		$2,484,401,248	2,635,250,890	1,802,010,110

3.	Cash and short-term deposits:

As at October 31, 2012, the Company held one Canadian dollar flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $300,120 (Cdn. $300,000) bearing interest at a rate of 1.15% per annum with a maturity date of May 16, 2013. As at October 31, 2012, cash deposits of $54,984,088 were held in a Canadian bank at a variable annual interest rate of 0.25%.

As at October 31, 2011, the Company held one Canadian dollar flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $201,300 (Cdn. $200,000) bearing interest at a rate of 0.75% per annum with a maturity date of January 30, 2012. As at October 31, 2011, cash deposits of $72,422,306 were held in a Canadian bank at a variable annual interest rate of 0.25%.

4.	Capital stock:

The authorized share capital consists of an unlimited number of Class A non-voting shares without nominal or par value and 50,000 Common shares without nominal or par value. There were 254,432,713 Class A shares and 40,000 Common shares issued and outstanding at October 31, 2012.

Since October 1989, holders of the Company's Class A shares have had the option to require the Company to redeem their Class A shares on the last day of each fiscal quarter of the Company (each a “Retraction Date”) for 80% of the Company's net asset value per Class A share on the Retraction Date (as calculated at the relevant date and in accordance with note 1(c)(ii)). Class A shareholders who wish to exercise this retraction right must submit their written redemption request at least 90 days prior to the desired Retraction Date. Since adoption of this redemption feature, no shareholders have submitted redemption requests. The Articles of the Company provide for the suspension of redemptions during specified unusual circumstances, such as suspensions of normal trading on certain stock exchanges or the London bullion market, or to comply with applicable laws or regulations.

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The holders of the Class A shares are entitled to receive a preferential, non-cumulative annual dividend of U.S. $0.01 per share. Any further dividends declared are to be paid rateably on the Class A shares and Common shares then outstanding, without preference or distinction. The Company has adopted a policy that any annual dividends declared shall be paid to shareholders of record at the close of business each October 31, with payment of such dividends being made during November of the same year.

The Class A shares are entitled to U.S. $3.00 per share on liquidation, before any remaining net assets are attributed equally to each Class A share and Common share then outstanding.

On April 6, 2011, the Company, through a public offering, issued 16,150,000 Class A shares for proceeds of $345,739,200 net of underwriting fees of $14,405,800. Costs relating to this public offering were $412,472 (estimated at $600,000 at October 31, 2011 and adjusted to actual during fiscal 2012) and net proceeds were $345,326,728. The Company used the net proceeds from this public offering to purchase 190,410 fine ounces of gold at a cost of $272,304,500 and 1,755,000 ounces of silver at a cost of $66,213,500, all in physical bar form. The balance of $6,808,728 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On May 18, 2010, the Company, through a public offering, issued 25,300,000 Class A shares for proceeds of $360,676,800 net of underwriting fees of $15,028,200. Costs relating to this public offering were $482,580 (estimated at $600,000 at October 31, 2010 and adjusted to actual during fiscal 2011) and net proceeds were $360,194,220. The Company used the net proceeds from this public offering to purchase 157,732 fine ounces of gold at a cost of $193,024,535 and 7,886,624 ounces of silver at a cost of $151,502,047, all in physical bar form. The balance of $15,667,638 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On November 17, 2009, the Company, through a public offering, issued 16,975,000 Class A shares for proceeds of $220,973,760 net of underwriting fees of $9,207,240. Costs relating to this public offering were $296,748 and net proceeds were $220,677,012. The Company used the net proceeds from this public offering to purchase 104,132 fine ounces of gold at a cost of $115,186,924 and 5,206,600 ounces of silver at a cost of $91,688,905, all in physical bar form. The balance of $13,801,183 was retained by the Company in interest-bearing cash deposits for working capital purposes.

The stated capital and recorded capital of the Company as at and for the years ended October 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Stated capitalClass A shares 254,432,713	$2,434,715,140	2,434,715,140	2,088,975,940
(2011: 254,432,713; 2010: 238,282,713)	(14,944,462)	(15,131,990)	(14,649,410)
Share issue costs
	2,419,770,678	2,419,583,150	2,074,326,530
Recorded capital - Class A shares	19,458	19,458	19,458
- 40,000 Common shares
Capital stock	$2,419,790,136	2,419,602,608	2,074,345,988
Weighted average Class A and Common shares outstanding	254,432,713	247,530,247	225,043,535

5.	Related party transactions and fees:

Central Fund has no employees. It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors. The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company. For such services, the Company pays an administrative and consulting fee, payable monthly, at least until October 31, 2015, at an annual rate of: 0.30% on the first $400 million of total net assets; 0.20% on the next $600 million of total net assets; and 0.15% on total net assets exceeding one billion dollars.

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Included in accrued liabilities at October 31, 2012, is $793,593 (2011: $816,490) which relates to the October administration fee payable to the Administrator.

For the year ended October 31, 2012, the Company incurred fees totaling $96,369 (2011: $101,673, 2010: $83,500) to legal firms of which two of the Company’s officers or directors are partners or counsel, and $9,287,471 (2011: $9,217,784, 2010: $5,845,297) to the Administrator, The Central Group Alberta Ltd. The Board of Directors is of the opinion that these services were undertaken under the same or better terms and conditions as services with unrelated parties.

6.	Income taxes:

Although Central Fund is not a mutual fund as designated by securities regulators, the Company qualifies and intends to continue to qualify as a mutual fund corporation under the Income Tax Act (Canada) for capital gains distributions and redemption purposes only. As a result thereof, and after deduction of issue costs in computing taxable income, the Company does not anticipate that it will be subject to any material non-refundable income tax liability.

The Company has net capital losses of $1,842,000 available to offset future net capital gains realized for which no benefit has been recognized in these financial statements.

The Company is a long-term, passive holder of gold and silver bullion and believes that, as a mutual fund corporation for capital gains distributions and redemption purposes only, should realized gains upon a disposition of bullion holdings arise in the future, these gains should be treated as capital gains for tax purposes and should be distributable as capital gains to shareholders. Deferred income tax liabilities resulting from unrealized capital appreciation of holdings are offset by the refundable mechanisms available to the Company. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

7.	Management of financial risks:

The Company has risk management policies and procedures in place to identify risks related to financial instruments and physical assets. The objectives of these policies and procedures are to identify and mitigate risk. The Company’s compliance with these policies and procedures is monitored by the Senior Officers, the Audit Committee and the Board of Directors of the Company. Market fluctuations are unpredictable and outside the control of the Company. New risk factors may emerge from time to time and it is not possible for the Company to predict all such risk factors.

Price risk

Price risk is the risk that the price of a security or physical asset may decline. It is possible to determine the impact that changes in the market prices of gold and silver will have on the Company’s net asset value per Class A share both in U.S. dollars and Cdn. dollars. Assuming as a constant exchange rate, the rate which existed on October 31, 2012 of Cdn. $0.9996 for each U.S. dollar together with the holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Class A share by approximately $1.14 per share or Cdn. $1.14 per share. A 10% change in the price of silver would increase or decrease the net asset value per Class A share by approximately $0.98 per share or Cdn. $0.98 per Class A share. If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per Class A share would increase or decrease by approximately $2.12 per share or Cdn. $2.12 per share.

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollars, Central Fund's net asset value per Class A share is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of Central Fund's net assets are priced in U.S. dollars. For this same reason, an increase or decrease in the value of the U.S. dollar relative to the Cdn. dollar would change the net asset value per Class A share as expressed in Cdn. dollars in the same direction by approximately the same percentage change in the value of the U.S. dollar.

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Due to the limited value of transactions initiated in Cdn. dollars throughout the year, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at October 31, 2012 would not have had any material impact on the net loss for the year ended October 31, 2012, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to Central Fund. Credit risk is monitored on an ongoing basis and is managed by the Company dealing only with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to generate adequate cash resources to fulfill its payment obligations. The Administrator regards all of Central Fund’s assets as liquid. Central Fund traditionally has maintained sufficient cash reserves to enable it to pay expenses and dividends on its Class A shares. Furthermore, 99.1% of its net assets are in the form of gold and silver bullion which are readily marketable.

8.	Financial highlights:

	Years ended October 31,
	2012	2011	2010	2009	2008
Class A per share performance:
Net asset value per share at beginning of year	$22.09	$16.39	$12.15	$7.90	$9.89
Net loss before the change in unrealized appreciation of holdings	(0.07)	(0.06)	(0.04)	(0.03)	(0.03)
Change in unrealized appreciation of holdings - gold	(0.02)	2.50	1.89	1.91	(0.62)
- silver	(0.59)	3.10	2.35	2.29	(2.01)
Total increase (decrease) (1)	(0.68)	5.54	4.20	4.17	(2.66)
Net asset value per share at end of year	$21.40	$22.09	$16.39	$12.15	$7.90
Total return	(3.1)%	34.8%	34.9%	53.8%	(20.1)%
Percentages and supplemental data:
Ratio as a percentage of average net assets(2):
Expenses	0.31%	0.30%	0.31%	0.33%	0.38%
Net loss before the change in unrealized appreciation of holdings	0.31%	0.30%	0.29%	0.32%	0.31%

(1) This table is not meant to be a reconciliation of beginning to end of year net asset value per share.

(2) The ratios are based on the weighted average number of shares during the year.

9.	Capital stewardship:

The capital of the Company is represented by the issued and outstanding Class A and Common shares and the retained earnings, which comprises the net asset value attributable to participating shareholders. The Board of Directors direct the Administrator to administer the capital of the Company in accordance with the Company’s stated objectives and restrictions, as stipulated in the Articles of Incorporation as amended, while maintaining sufficient cash to pay the expenses of maintaining the Company and to meet demands for redemption (if any). The Company does not have any externally imposed capital requirements.

10.	Canadian and United States generally accepted accounting principles:

The accounting policies followed in these financial statements, which are in accordance with Canadian GAAP, are consistent with those that would apply under U.S. GAAP except for the following classification difference in the Statements of Net Assets. This U.S. GAAP classification difference has no effect on the reported net asset value per Class A share.

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Subject to the terms and conditions described in Note 4 to these financial statements, the Class A shares are redeemable at the option of the shareholder. This redemption feature is the basis for the U.S. GAAP classification difference. The likelihood or probability of such redemption is not considered, nor is the fact that the Class A shares participate fully and proportionately with the Common shares in changes in the value of the equity ownership of the Company. Since adoption of this redemption feature in 1989, no holders of Class A shares have tendered their shares to the Company for redemption.

Under Canadian GAAP, the Class A shares are considered to be permanent equity and are classified in shareholders’ equity in the Statements of Net Assets. Under U.S. GAAP, the redemption value of these shares is calculated in accordance with the provisions of the redemption feature and classified outside of shareholders’ equity as mezzanine equity for each reporting period, with changes in the redemption value from the beginning of each reporting period to the end of that reporting period being charged (or credited) to retained earnings.

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INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Central Fund of Canada Limited

We have audited the accompanying financial statements of Central Fund of Canada Limited (the “Company”), which comprise the Statement of Net Assets as at October 31, 2012 and October 31, 2011, and the Statements of Changes in Net Assets, Income and Changes in Shareholders' Equity for each of the years in the three-year period ended October 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2012 and October 31, 2011, and the results of its operations and the changes in its net assets for each of the years in the three-year period ended October 31, 2012 in accordance with Canadian generally accepted accounting principles.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of October 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 10, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Toronto, Canada	“Ernst & Young LLP”
December 10, 2012	Chartered Accountants
Licensed Public Accountants

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Report of Independent Registered Public Accounting Firm

To the Shareholders of Central Fund of Canada Limited

We have audited Central Fund of Canada Limited’s internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Central Fund of Canada Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in this Annual Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of senior officers and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Central Fund of Canada Limited maintained, in all material respects, effective internal control over financial reporting as of October 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Statements of Net Assets of Central Fund of Canada Limited as of October 31, 2012 and 2011, and the related Statements of Income, Changes in Net Assets and Shareholders’ Equity for each of the years in the three-year period ended October 31, 2012 and our report dated December 10, 2012 expressed an unqualified opinion thereon.

“Ernst & Young LLP”

Toronto, Canada	Chartered Accountants
December 10, 2012	Licensed Public Accountants

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